Skadden, Arps, Slate, Meagher & Flom llp

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June 24, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford

Anne Parker

Eiko Yaoita Pyles

Jean Yu

Division of Corporation Finance

Office of Manufacturing

Re:	NextGen Acquisition Corporation

Registration Statement on Form S-4

Filed May 14, 2021

File No. 333-256168

Ladies and Gentlemen:

On behalf of our client, NextGen Acquisition Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 10, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on May 14, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

June 24, 2021

Registration Statement on Form S-4
Xos, page 2

1.	We note the disclosure on page 2 describing Xos’ business. Please revise to balance your disclosure so that investors are able to determine your current development stage. For example, we note your disclosure that you have had minimal commercial operations and your net losses to date. Expand to disclose the number of total vehicles you have delivered as of a recent date, the number of your customers to date, the amount of backlog from contracted customers as opposed to optional orders, your revenue derived from fleet-as-a-service as compared to your revenue derived from vehicle or products sales, and your current manufacturing facilities and capacity.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 3, 6, 31, 32, 33, 109, 194, 200, 218 and 219 of the Amended Registration Statement.

2.	Please disclose what you mean when you state you are currently “facilitating fleet operations” and whether you are currently offering or have sold your “Fleet-as-a-Service” package to customers at this time.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 194, 218 and 219 of the Amended Registration Statement.

3.	Please expand your disclosure to explain what it means when you state your X-Platform and X-Pack provide modular features and enable Xos to offer clients industry-leading total cost of ownership. Clarify whether you sell your X-Platform and X-Pack separately or only as part of your Xos vehicle so that investors can clearly understand your product offerings.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 194 and 218 of the Amended Registration Statement.

Combined Business Summary
Interests of NextGen’s Directors and Executive Officers in the Business Combination, page 12

4.	We note the disclosure in your first bullet point appearing here and in the Risk Factors on Page 50 and in other places in the filing. Revise this nearly page-long bullet point to clearly quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar clear disclosure for the company’s officers and directors.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 12, 13, 54, 55, 125, 126 and 127 of the Amended Registration Statement to be responsive to this comment, including by (i) splitting the aforementioned bullet point into two shorter bullet points which present the aggregate dollar amount the Sponsor and its affiliates risk losing if the Company fails to complete a business combination, (ii) quantifying Mr. Mattson’s and Mr. Summe’s interests through their affiliation with the Sponsor and (iii) re-positioning the bullet points disclosures regarding reimbursement risks for the working capital loans and out-of-pocket expenses to appear in sequence with the interests of (i) and (ii).

June 24, 2021

5.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 12, 54, 125 and 126 of the Amended Registration Statement.

6.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 13, 55 and 127 of the Amended Registration Statement.

Holders, page 24

7.	We note your statement that as of the date of this proxy statement/prospectus there was one holder of record of NextGen’s Class A ordinary shares, two holders of record of NextGen’s Class B ordinary shares, one holder of record of NextGen units and two holders of NextGen warrants. Please expand to explain this statement vis-à-vis the table in the Beneficial Ownership of Securities section on page 225 which lists several beneficial owners. Clarify the difference between a holder of record and a beneficial owner, as applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 27 of the Amended Registration Statement to clarify the difference between a holder of record and a beneficial owner.

Risk Factors, Page 25

8.	Please expand your risk factors to provide appropriate context to allow investors to better understand your risk factor disclosures. As examples only:

●	in the risk factor titled “We are an early stage company with a history of losses...” disclose the number of vehicles you have delivered to date and your current manufacturing capacity;
●	in the risk factor titled “Our Fleet-as-a-Service offering is novel in the industry...” disclose the number of customers and the revenue you have earned thus far from your Fleet-as-a-Service offering;
●	in the risk factor titled “We may experience significant delays in the design...” disclose the number or classes of vehicles that are currently available versus the number or classes that are still in the development and testing phase;
●	in the risk factor titled “We have no experience to date in high volume manufacturing...” disclose the number of current third-party contract manufacturing partners, and your and their total current manufacturing capacity; and
●	in the risk factor titled “If we fail to manage our growth effectively...” disclose the current number of employees.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 28, 29, 31, 32, 33 and 35 of the Amended Registration Statement.

June 24, 2021

9.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 58 of the Amended Registration Statement.

We are an early stage company with a history of losses..., page 25

10.	We note your statement that you believe you will continue to incur operating and net losses until at least the time you begin wide-scale deliveries of your vehicles which are not expected to begin until late 2021. In light of your history of losses, please discuss how extensive your wide-scale deliveries need to be for you not to incur operating and net losses.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 28 and 123-125 of the Amended Registration Statement.

Background to the Business Combination, page 96

11.	Please expand your discussion of NextGen’s management’s team’s active pursuit of “several potential business combination targets, conducting preliminary due diligence on, having management meetings with and negotiating terms of potential transactions with such potential business combination targets” to explain the timing of such pursuit. Did such pursuit terminate upon the completion of a non-disclosure agreement with Xos on November 17, 2020, which was also the date of the underwriters’ partial exercise of the over-allotment option?

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Amended Registration Statement.

BCA Proposal

Projected Financial Information, page 117

12.	Please revise your table tables on page 119 to include net income (loss) and/or earnings (loss) per share. It is generally not appropriate to present sales or revenue projections without a measure of income. We refer you to the guidance outlined in Item 10(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has updated the Financial Forecasts tables on page 123 of the Amended Registration Statement to include net income (loss) figures.

Projected Financial Information, page 117

13.	Please revise to clarify the material assumptions and estimates underlying the projected financial information included in the tables on page 119 including those references in the two paragraphs after the Extended Financial Forecasts table. Also, revise to explain how those assumptions relate to the projected financial information that appears in the tables.

Response: In response to the Staff’s comment, the Company has revised its disclosure starting on page 123 of the Amended Registration Statement.

June 24, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 164

14.	As you will become a taxpaying entity for federal income tax purposes following the completion of your planned merger, please provide the income tax effect in your pro forma financial statements and disclosures.

Response: In response to the Staff’s comment, the Company has revised its disclosures starting on page 176 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Balance Sheet, page 166

15.	We note that you accounted for the business combination as a reverse recapitalization where Xos is the accounting acquirer. Please revise your pro forma balance sheet so that the accumulated deficit of NextGen is eliminated and the accumulated deficit of Xos is brought forward.

Response: In response to the Staff’s comment, the Company has revised its disclosure starting on page 172 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 167

16.	We note that your pro forma income statement was prepared assuming that the conversion of Xos’ notes payable occurred on January 1, 2020, but you do not appear to have reflected the expected interest expense reduction associated with this transaction. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure starting on page 172 of the Amended Registration Statement.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet Note (K), page 170

17.	We note that your disclosure in footnote (C) states that the estimated transaction fees of $46.9 million relate to advisory, banking, printing, legal, and accounting fees that are not capitalized as a part of the Business Combination, and therefore, are recorded in accumulated deficit. However, footnote (K) indicates that it is recorded in APIC. Please resolve this inconsistency.

Response: In response to the Staff’s comment, the Company has revised its disclosure starting on page 172 of the Amended Registration Statement.

Note 2. Loss per Shares, page 170

18.	Please revise to include your computation of your calculation of weighted average shares outstanding for basic and diluted net income per share. Additionally, revise your footnote to include common stock equivalents, if any, which were excluded from the computation of pro forma diluted net loss per share because including them would be anti-dilutive.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 178 of the Amended Registration Statement.

June 24, 2021

Our Go-to-Market Strategy, page 191

19.	In the third paragraph in this section you identify 6,000 contracted and optional orders subject to certain modifications and cancellation provisions in the applicable agreements. Please expand your disclosure so that investors can determine how likely such agreements and optional orders could result in revenues. What is the delivery timeline for such orders? How firm are the agreements with customers that have had Xos vehicles in their fleet for over one year such that they would result in future revenues?

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 6, 109, 194, 200 and 218 of the Amended Registration Statement.

Xosphere Intelligence Platform, page 196

20.	Please provide an explanation of the graphic on page 196. Clarify if this is a sample view of your Xosphere Intelligence Platform under development and whether the numbers in the graphics such as the Estimated Fuel Savings are representative of your expected results.

Response: In response to the Staff’s comment, the Company has revised its disclosure starting on page 205 of the Amended Registration Statement.

Flex Manufacturing, page 197

21.	Please expand your discussion of your two current operating flex facilities to describe the extent of the operations and productions at such facilities. Please disclose the size of these two facilities and how they compare to the 150,000 square foot footprint estimate in the second paragraph and whether they are able to assemble up to 5,000 vehicles annually per facility at a cost of approximately $45 million dollars per facility build out.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 28, 205 and 206 of the Amended Registration Statement.

Competition, page 201

22.	Please expand your discussion of your competition to more clearly describe the current development status of products by your competition, to the extent available or known. Also, if true, please discuss the significance of certain large customers in the commercial vehicle market and the development status of conversion of those customers to low-emission, zero-emission or carbon neutral solutions.

Response: In response to the Staff’s comment, the Company has revised its disclosure starting on page 210 of the Amended Registration Statement.

June 24, 2021

Beneficial Ownership of Securities, page 224

23.	Please identify the individuals who have beneficial ownership over the entities identified in the table. For example, please disclose who has beneficial ownership over the shares held by Aljomaih Automotive Co.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 238 of the Amended Registration Statement.

Xos and Subsidiary Consolidated Financial Statements
Xos and Subsidiary Consolidated Financial Statements Report of Independent Registered Public
Accounting Firm, page F-25

24.	The basis for opinion paragraph in your auditor’s report should state that the public accounting firm is required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Please include a revised auditor’s report. Refer to paragraph .09g of AS 3101.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-45 of the Amended Registration Statement.

* * * *

June 24, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard Ellin

cc:	Patrick Ford

NextGen Acquisition Corporation

cc:	Dakota Semler

Xos, Inc.

cc:	Giordano Sordoni

Xos, Inc.

cc:	June S. Dipchand

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	David J. Goldschmidt

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Dave Peinsipp

Cooley LLP

cc:	Dave Young

Cooley LLP

cc:	Kristin VanderPas

Cooley LLP

cc:	Garth Osterman

Cooley LLP